Exhibit 12.1
Casella Waste Systems, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Fiscal Year Ended December 31,
	2017	2016	2015
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(37,052)	$(6,364)	$(10,430)
Fixed charges	30,249	43,784	44,667
Less: interest capitalized	(295)	(273)	(62)
Earnings	$(7,098)	$37,147	$34,175

Interest expense (includes amortization of any premium, discount and deferred financing costs)	$25,160	$38,942	$40,420
Estimate of interest within rental expense	4,794	4,569	4,185
Interest capitalized	295	273	62
Fixed charges	$30,249	$43,784	$44,667

Ratio of earnings to fixed charges	—	—	—
Deficiency of earnings to fixed charges	$(37,347)	$(6,637)	$(10,492)

Fixed charges from above	$30,249	$43,784	$44,667
Preferred stock dividends	—	—	—
Combined fixed charges and preferred stock dividends	$30,249	$43,784	$44,667

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(37,347)	$(6,637)	$(10,492)